MVision Private Equity Advisers USA LLC

Financial Report

September 30, 2021

Filed as PUBLIC information pursuant to RULE 17a-5(d) under the Securities Exchange Act of 1934..

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
a-65479

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MVission Private Equity Advisers USA LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Connaught House, 1-3 Mount Streert
(No. and Street)

London	United Kingdom	W1K 3NB
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mounir Guen	+44 207 491 8500	mg@mvision.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton UK LLP
(Name – if individual, state last, first, and middle name)

30 Finsbury Square	London	United Kingdom	EC2A 1AG
(Address)	(City)	(State)	(Zip Code)

June 10, 2004	1337
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mounir Guen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MVision Private Equity Advisers USA LLC _____, as of September, 30 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COTILAYNE DOROTHY WESTBY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01-WE6394895
Qualified in New York County
Certificate on file in New York County
My Commission Expires July 15, 2023

Notary Public



Signature:

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG
T +44 (2)20 73835100
www.GrantThornton.com

Board of Directors and Equity Owners
MVision Private Equity Advisers USA LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC a Delaware corporation (the "Company") as of September 30, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter in relation to going concern
The Company's operations continue to face the uncertainty from the current economic environment. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Notes 2, 5 and 16. Notwithstanding the return to profitability in the period the market in which the Company operates is still impacted by considerable uncertainty and the timing of forecast revenues can be difficult to predict. Our opinion is not modified with respect to this matter.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we



engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton UK LLP

GRANT THORNTON UK LLP
We have served as the Company's auditor since 2018.

London, England
23 December 2021

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
September 30, 2021

ASSETS

Current:

Cash and Cash Equivalents	$	2,864,770
Receivable from affiliates		54,304
Prepaid Expenses		73,613

Non-current:

Right of Use Assets, net	1,955,169
Fixed Assets, net	123,090
Security deposits	266,115
Total assets	**$ 5,337,061**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accrued expenses and other liabilities	$	530,650
Lease obligations due within one year		258,814
Current portion of long term debt		13,953
		803,417

Long-term Liabilities:

Operating lease creditors	2,095,443
Long term debt	404,647
Total liabilities	**$ 3,303,507**

Commitments and Contingencies Note 4

Stockholder's Equity:
Common stock, par value $100 per share; 1,000,000 shares authorized;

750 shares issued and outstanding	75,000
Retained earnings	1,958,554
Total Stockholder's equity	**2,033,554**
Total liabilities and Stockholder's equity	**$ 5,337,061**

The accompanying notes are an integral part of this financial statement.

Note 1. **Description of Business**

MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is exempt from the provision of Rule 15c3-3 as supported by Footnote 74 of the SEC Release No. 34-70073, as the Company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

Note 2. **Summary of Significant Accounting Policies**

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("USGAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Going Concern: After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Impact of Covid-19: The Company continues to monitor the impact of Covid-19 including considering the available finances of the parent company and affiliated entities ("Group"). In conducting this assessment, the directors are of the opinion that the Group has sufficient funding to continue to operate for the foreseeable future. The Company has also adopted flexible working arrangements for employee's in order to maintain an uninterrupted service to clients. While it is too early to assess the long-term impact, at present the Company does not see a significant negative impact on its activities.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net profit.

Use of Estimates: In presenting the financial statements in conformity with USGAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Revenues are recognized at the point in time when the Company is contractually entitled to receive fees and has satisfied its performance obligations Pricing for services is negotiated with clients for the specific obligations as set out in contractual agreements. Pricing can include a variable component linked to the delivery of those specific services. Some variable amounts are payable at the sole discretion of the client and are only recognized at the point where the revenue amount is confirmed as irrevocably due.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at September 30, 2021 the company held no cash equivalents.

Note 2.   Summary of Significant Accounting Policies (Continued)

<u>Fees Receivable</u>: These represent receivables from third parties for services performed prior to year-end. Receivables are mainly due to be paid within 14 days of invoice date and late payments may be subject to an interest charge.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model.

The Company adopted this ASU on January 1, 2020, which impacts trade receivable balances. The adoption of the ASU did not have a material impact to the Company's Statement of Financial Condition, Statement of Income and Statement of Cashflows

<u>Prepaid Expenses</u>: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

<u>Fixed Assets</u>: Tangible fixed assets are reported at cost, less accumulated depreciation and provision for any impairment in value. Costs associated with the repairs and maintenance of fixed assets, deemed by management as capital in nature are recorded as fixed additions in the period. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:
- Fixtures, fittings and equipment   Straight line over three years
- Leasehold improvements   Over the lesser of the expected useful life of the leasehold improvement or the term of the lease

<u>Liabilities</u>: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

<u>Loans</u>: Loan payable is initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortised cost using the effective interest method. All interest-related charges are reported in statement of comprehensive income within interest expense.

<u>Income Taxes</u>: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. Interest and penalties associated with income taxes are classified in the income tax expense line in the statements of operations. The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of September 30,2021.

Note 3.   Related Party Transactions

The Company reimbursed fees under a service agreement (the "Agreement"), effective on May 1, 2016, with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. The Company transferred $90,988 for expenses incurred on its behalf and advanced $2,561,237 for working capital to its Parent. As at September 30, 2021, the Company had an intercompany receivable from the Parent of $51,816 related to unsettled balances in connection with the Agreement. There is also an intercompany receivable from a commonly controlled affiliate of $2,488.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 4.   Right of Use Assets

The company recognizes a right of use asset and related lease liability in connection with all leases except those identified as having low value or having a remaining lease term of less than 12 months from the initial application

During the period, the Company has office space obligations under a non-cancelable lease expiring in September 2028 and a lease with a three month notice period expiring in August 2021. This second lease was not renewed.

The Company adopted an incremental borrowing rate of 5.5% to determine the present value of future lease payments, and to determine the fair values of the right of use asset's and lease liabilities.

During the year a sublease was entered into for part of the office floor space under a non-cancelable lease expiring in September 2028. This sublease has been treated as an operating lease. As a consequence, an impairment of the right of use asset was incurred during the period.

The Company adopted an incremental borrowing rate of 5.5% to determine the present value of future lease payments, and to determine the fair values of the right of use asset's, lease liabilities and financial lease receivable.

	$'000's
Cost of right of use assets as at May 1, 2020	3,332
Disposal of right of use assets	(408)
Impairment of right of use asset	(221)
Cost of right of use assets as at September 30, 2021	2,703
Depreciation as at May 1, 2020	446
Depreciation during the period	710
Disposal of right of use assets	(408)
Depreciation as at September 30, 2021	748
Right of use assets as at September 30, 2021	1,955

The future aggregate minimum rentals under these leases are as follows:

Year ending September 30,	Lease payments $'000's	Finance charge $'000's	Net present value $'000's
2022	380	121	259
2023	380	107	273
2024	416	90	326
2025	416	72	344
2026	416	53	363
Thereafter	831	42	789
	$ 2,839	$ 485	$ 2,354

Office rental expense for the year ended September 30, 2021 amounted to $815,147 and is included in occupancy expense in the statement of operations.

The future rentals receivable under the sublease are as follows:

Year ending September 30,	Lease receipts $'000's
2022	89
2023	107
2024	110
2025	112
2026	114
Thereafter	236
	$ 768

Note 5.   Long term debt

The Company obtained a $418,600 loan from Citizens Bank under the Paycheck Protection Program (PPP) in May 2020. Under the terms of the PPP, up to 100% of the loan may be forgiven if the proceeds are used for covered expenses and certain other requirements related to wage rates and maintenance of full-time equivalents are met. The company applied for forgiveness with the lender on March 15, 2021 and received forgiveness of $418,600 on June 10, 2021 from the Small Business Administration (SBA). The amount of loan forgiveness is presented as a component of other income on the statement of operations.

A second tranche of PPP loan of $418,600 was applied for and received on April 23, 2021. The company intends to apply for forgiveness of this second tranche once the application period is open. Until the application is submitted and approved by the SBA the second tranche is treated as a loan payable payable in monthly instalments of $6,976 starting in August 2022 and the final payment in August 2027 for which the short term portion is $13,953. The interest payable on the loan is 1%.

Year ending September 30,	Payments $'000's
2022	14
2023	84
2024	84
2025	84
2026	84
Thereafter	69
	$ 419

Note 6.   Employee Benefit Plans

The Company administers a 401(k) plan (the "401(k) Plan") for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company. Eligible employees were permitted to contribute up to the legal limit and the Company contributes 5% of the employees' gross salary. Contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company on commencement of their employment

Note 7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, as at September 30, 2021, the Company had net capital of $1,934,979 which was $1,872,996 in excess of its required net capital of $61,983. The Company's ratio of aggregate indebtedness to net capital was 0.4805 to 1.

Note 8.   Income Taxes

The provision for (recovery of) income taxes consists of the following components.

Current:	
Federal	$ -
State and local	23,116
Total Provision	$ 23,116

8

Note 9.   Reconciliation of Income Tax Rate

Income tax benefit at federal statutory rate	21.00%	$ 178,941
State and City Income Taxes	2.20%	18,734
Non-deductible expenses	4.50%	38,357
Non-taxable income	-10.32%	(87,906)
Federal deferred	-50.83%	(433,115)
State deferred	-10.64%	(90,661)
True up – Federal NOL	-14.67%	(125,010)
Valuation allowance – federal and state NOL carryovers (see note 10)	61.47%	523,776
	2.71%	$ 23,116

Note 10.   Deferred Tax Assets

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended September 30, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of September 30, 2021, a valuation allowance of $523,776 has been recorded because there is not sufficient evidence to indicate there will be sufficient future profits to benefit from the deferred tax assets. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The following temporary difference which might give rise to deferred taxes relate to:

	September 30, 2021
Deferred Income tax assets:	
Deferred income tax asset brought forward	$ 815,386
Net operating (profit) / losses	(291,610)
Tax credits	-
Total deferred income tax assets	523,776
Valuation allowances	(291,610)
Net deferred income tax assets	$ -

Note 11.   Property and Equipment

As at September 30, 2021 property and equipment are comprised of the following:

Computer and office equipment	$ 253,159
Leasehold improvements	1,736,278
Total at cost	1,989,437
Less accumulated depreciation and amortization	(1,866,347)
Property and equipment, net	$ 123,090

Note 12.   Letter of Credit

The Company maintains a letter of credit in the amount of $181,140 as of September 30, 2021 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 13.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 14.   Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Two clients made up 33% and 23% of all fee revenue respectively during the year.

Note 15.   Contingent Liabilities

The company received a claim for incentive compensation from an ex-employee which management disputes this employee is entitled to. The claim has been submitted for an arbitration hearing, the date of which has yet to be determined. A provision of US$ 213,000 has been made with regards to a possibly liability and associated legal costs.

Note 16.   Subsequent Events

Subsequent events have been evaluated through December 22, 2021, the date these financial statements were issued. The Directors continue to monitor the impact of Covid-19 including the availability and the Company's eligibility for reliefs offered by the Federal Government under the CARES Act. The Company successfully applied for a Paycheck Protection Program loan issued by the Small Business Administration (SBA) and the Directors are of the opinion that the Company will be entitled to full forgiveness of this loan. The Company has also submitted a carryback application for the refund of taxes paid to the IRS in the preceding 5 years as a further relief provided by the CARES Act.